UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On June 30, 2023, Dr. Thomas Lee resigned from his position as Aptorum Group Limited’s (the “Company”) Head of Research and Development, due to personal reasons. Dr. Lee’s resignation is not as a result of any disagreement with the Company relating to its operations, policies or practices. The Board is grateful for his significant contribution to the Company over the years.

Commencing from August 2023, Dr. Owen Ko will join as Research & Development Senior Consultant to the Company. Dr. Ko holds Bachelor of Medical Sciences (BMedSci, 1st class) and Bachelor of Medicine and Bachelor of Surgery (MBChB) from the Chinese University of Hong Kong. He pursued his PhD in neuroscience under the supervision of Professor Thomas Mrsic-Flogel at University College London in the UK and won the runner-up award of the 2014 Eppendorf & Science Prize for Neurobiology based on his PhD works. Dr. Ko also serves as a principal investigator at the Gerald Choa Neuroscience Institute and the Li Ka Shing Institute of Health Sciences of the Chinese University of Hong Kong. Dr. Ko has won numerous science awards over the years including but not limited to also the Croucher Innovation Award in 2020.

Neither this report nor the exhibits attached constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: June 30, 2023	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer

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